OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Novastar Financial, Inc.
Name of Issuer

8.90% Series C Cumulative Redeemable Preferred Stock
Title of Class of Securities

CUSIP Number 669947806

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2007
Date of Event which Requires Filing of this Statement

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		222,700
Beneficially
Owned By Each	8	Shared Voting		  40,700
Reporting Person
With			9	Sole Dispositive	222,700

			10	Shared Dispositive	  40,700

11	Aggregate Amount Beneficially owned	263,400

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  8.81	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		40,700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	40,700

11	Aggregate Amount Beneficially owned	40,700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     1.36  %

14	Type of Reporting Person			BD



















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		40,700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	40,700

11	Aggregate Amount Beneficially owned	40,700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  1.36	 %

14	Type of Reporting Person			IN

















Item	1.	Security and Issuer

		Novastar Financial, Inc.
		8.90 Series C Cumulative Redeemable Preferred Stock
		CUSIP 669947806

		Novastar Financial, Inc.
		8140 Ward Parkway, Suite 300
		Kansas City, Missouri 64114
		816 237-7000



Item	2.	Identity and Background


Howard Amster

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Ramat Securities Ltd., 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122 Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat
Securities Ltd., an Ohio Limited Liability Company.






David Zlatin is a 17 % owner/principal of Ramat Securities Ltd. and has joint control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5 % of Novastar Financial 8.90 Preferred, he because of such voting and dispositive power, might be deemed a beneficial owner of these shares owned by Ramat Securities Ltd.

Howard Amster is an 83 % owner/principal of Ramat Securities Ltd.
and has joint voting or dispositive power over any securities owned by Ramat Securities Ltd., but by being an 83 % owner can be deemed a beneficial owner of all securities owned by Ramat Securities Ltd.

d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



David Zlatin

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.





For information purposes only

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities own 9,000 shares of Novastar, Financial, Inc.
8.90 Series C Cumulative Redeemable Preferred Stock or
0.3 % of the Registrant's Preferred Stock.

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities Ltd. do not have ownership, no shared voting, no dispositive power, no pecuniary interest in in any shares in Registrant's Preferred C shares nor to any other securities owned directly or indirectly by Ramat Securities Ltd. Clients and employees of
Ramat Securities Ltd. (excluding Mr. Amster and Mr. Zlatin) disclaim being a member of this group.

Ramat Securities has no ownership, no shared voting, no dispositive, no pecuniary interest in Registrant's shares nor in any other securities owned directly or indirectly by its clients or employees (excluding Mr. Amster and Mr. Zlatin).


Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster purchased in his individual retirement accounts
222,700 Series C preferred shares with personal funds without borrowing. The total consideration for the purchases is
 $ 3,431,106.08.

Ramat Securities Ltd. purchased 40,700 Series C preferred shares with working capital without borrowing. The total consideration for these purchases is $ 564,402.

Item	4.	Purpose of Transaction

Howard Amster, Ramat Securites Ltd., David Zlatin acquired their shares for purposes of investment and may be deemed to be a group.

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:





a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.











Item	5.	Interest in Securities of the Issuer

Series C Preferred shares outstanding of the Issuer is 2,990,000 as referenced in the 10-K for fiscal year ending December 31, 2006.

 (a)(b)	The aggregate amount owned by this Reporting Group is
263,400 Series C Preferred shares or 8.81 % of the outstanding Series C Preferred shares.

Howard Amster in his individual retirement accounts owns owns 222,700 Series C Preferred shares or 7.45 % of the outstanding Series C Preferred shares.

Ramat Securities Ltd. owns 40,700 Series C Preferred shares or
1.36 % of the outstanding Series C Preferred shares.

c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction.


								Executing
Identity		Date		Shares		Price	Broker
Howard Amster	02/27/07	79,700		16.00	McDonald
in his Individual	02/27/07	28,400		15.99	Bear, Stearns
Retirement Accounts	03/07/07	  9,800		10.16	Bear, Stearns
	05/03/07	46,400		13.63	Bear, Stearns
			05/04/07	14,800		15.79	Bear, Stearns
			05/07/07	13,400		16.82	Bear, Stearns
			05/08/07	23,000		16.72	Bear, Stearns
			05/09/07	  7,200		16.79	Bear, Stearns

Ramat Securities 	02/26/07	  5,400		16.51	Bear, Stearns
Ltd.			03/08/07	  3,700		13.35	Bear, Stearns
			05/03/07	31,600		13.48	Bear, Stearns







Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.


Item	7.	Material to be filed as exhibits.

		None

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		May 10, 2007




/s/
Howard Amster



/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal



/s/
David Zlatin